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                               November 16, 2020

       Seag Yeap Kok
       Chief Executive Officer
       Exsular Financial Group Inc.
       Room 1105, 11/F, Hip Kwan Commercial Building
       No.38 Pitt Street
       Yau Ma Tei, KLN, Hong Kong

                                                        Re: Exsular Financial
Group Inc.
                                                            Registration
Statement on Form 10
                                                            Filed October 21,
2020
                                                            File No. 000-56219

       Dear Mr. Kok:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Item 1. Description of Business
       Acquisition Interest, page 5

   1. In this section, as well as on pages 9 and 16, you refer to your sole director and officer. It appears, however, that
you have two officers and directors, Messrs. Kok and Lau. Please revise.
       Jumpstart Our Business Startups Act, page 6

   2. Please update your JOBS Act discussion to note that a company will lose EGC status if its total annual gross
revenues are $1.07 billion or more, not $1.0 billion.
 Seag Yeap Kok
FirstName  LastNameSeag   Yeap Kok
Exsular Financial Group Inc.
Comapany 16,
November   NameExsular
               2020      Financial Group Inc.
November
Page 2     16, 2020 Page 2
FirstName LastName
Results of Operations for the Year Ended December 31, 2019 compared to the Year Ended
December 31, 2018
Liquidity and Capital Resources, page 13

3. Please revise to disclose how the company's operations are being funded given your lack of revenue.
Item 5. Directors and Executive Officers, page 15

4. In regard to Mr. Kok's experience, please disclose the business of NobleCorp Asset
         Management Ltd. and how long Mr. Kok has been employed there. If it has been less than five years, disclose all of his places of employment for the last five years. For Mr.
         Lau, disclose his principal occupations and places of employment during the past five years. Refer to Item 401(e) of Regulation S-K.
General

5. Please update to include interim financial statements for the quarter ended September 30,
         2020. Refer to Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology